Cesca Therapeutics Inc.
2711 Citrus Road
Rancho Cordova, California 95742

March 25, 2014

VIA EDGAR

Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cesca Therapeutics Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 333-82900

Dear Mr. Mancuso:

In response to the Staff’s comment letter dated March 19, 2014, regarding Cesca Therapeutics Inc.’s (the "Company’s") Preliminary Proxy Statement on Schedule 14A filed on March 3, 2014, we are responding as follows.

Proposal 2

We have substantially revised and set forth as separate proposals 2 through 6 for the Company’s stockholders to vote upon the proposed administrative and substantive changes to the Company’s Amended and Restated Bylaws which is attached as Appendix A and has been marked to show the additions and deletions made by the various proposed proposals.

In connection with the revisions, for each of the proposals, we have tried to present a balance presentation of the reasons for and potential detriments of the proposal.

Finally, at the end of proposal 6, we have added a separate section indicating that proposals 2 through 6 are not dependent on each other and if a proposal is not adopted, it will not be included in the proposed Revised and Restated Bylaws.

The Company hereby acknowledges the following:

(i)              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)            the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our Preliminary Proxy Statement on Schedule 14A or our responses to the Staff’s comment letter, please contact our counsel Daniel Eng of Weintraub Tobin at (415) 772-9608.

Very truly yours,
Cesca Therapeutics Inc.

By:	/s/ Matthew T. Plavan
Matthew T. Plavan
Chief Executive Officer